SCHEDULE 13E-4/A


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               CTA INCORPORATED
         _____________________________________________________________
                               (Name of Issuer)

                               CTA INCORPORATED
         _____________________________________________________________
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
         _____________________________________________________________
                        (Title of Class of Securities)

         __________________________129997714__________________________
                     (CUSIP Number of Class of Securities)

                               GREGORY H. WAGNER
                           Executive Vice President
                               CTA INCORPORATED
                           6116 Executive Boulevard
                          Rockville, Maryland  20852
                                (301) 816-1200
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:
                            RICHARD A. STEINWURTZEL
                   Fried, Frank, Harris, Shriver & Jacobson
                        1001 Pennsylvania Avenue, N.W.
                                   Suite 800
                         Washington, D.C.  20004-2505
                                (202) 639-7000

                               November 26, 1997
         _____________________________________________________________
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
   _________________________________________________________________________
       Transaction  Valuation*:                                Amount of Filing
Fee:
          $2,020,000                                                 $404.00
  __________________________________________________________________________

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 200,000 shares at the maximum tender offer price per share of $10.10.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          N/A                 Filing Party:       N/A
Form or Registration No.:        N/A                 Date Filed          N/A

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is CTA INCORPORATED, a Colorado corporation (the "Company"), and the address of its principal executive office is 6116 Executive Boulevard, Rockville, Maryland 20852.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 200,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its common stock, $.01 par value per share (the "Shares"), for a purchase price of $10.10 per Share net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of November 24, 1997, 4,551,088 Shares were issued and outstanding.

     The Company completed the sale of its Space and Telecommunications Systems business and its Mobile Information and Communications Services business (the "Space Business") to Orbital Sciences Corporation. The Company received approximately $47.0 million of proceeds from the sale of the Space Business and decided to effect the Offer to allow stockholders to benefit from such sale. The Company intends to use approximately $2.0 million (excluding expenses) from amounts drawn under its revolving line of credit to conduct this Offer.

     Officers, directors and affiliates of the Company may participate in the Offer on the same basis as the other stockholders of the Company. Dr. C.E. Velez, President, Chief Executive Officer and Chairman of the Board and Messrs B.A. Claussen and Terry J. Piddington have informed the Company that they will not tender any Shares in the Offer. The Trustees of the Company's Employee Stock Ownership Plan (the "ESOP") and the Company's Defined Contribution 401(k) Retirement Plan (the "401(k) Plan") have informed the Company that they will not tender any Shares in the Offer on behalf of the ESOP or the 401(k) Plan. As of November 24, 1997 2,321,040 Shares (approximately 51%) were owned by Dr. C.E. Velez, 359,817 shares (approximately 7.9%) were owned by Mr. B.A. Claussen and 216,001 shares (approximately 4.7%) were owned by Mr. Terry J. Piddington. The information set forth in "Introduction," Section 1, "Number of Shares; Proration," Section 8, "Background and Purpose of the Offer," Section 10, "Transactions and Agreements Concerning Shares," and
Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.  This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 9, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
        THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds," Section 10, "Transactions and Agreements Concerning Shares,"
Section 12, "Effects of the Offer on the Market for Shares," and Section 14, "Certain Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," and Section 10, "Transactions and Agreements Concerning Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 5.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," Section 9, "Source and Amount of Funds,"
Section 10, "Transactions and Agreements Concerning Shares," Section 14, "Certain Federal Income Tax Consequences," and Section 16, "Fees, Expenses and Other Arrangements," of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer," and Section 16, "Fees, Expenses and Other Arrangements," of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in Section 11, "Financial Information Concerning the Company" of the Offer to Purchase and the financial statements and notes related thereto contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, copies of which are attached hereto as Exhibits (g)(1) and (g)(2), respectively, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a)-(d)   Not Applicable.
     (e)  The   information  set  forth  in  the  Offer  to  Purchase  is
incorporated herein by reference.
ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) -- Form of Offer to Purchase dated November 26, 1997.
        (2) --     Form    of    Letter    of   Transmittal   (including
Certification of Taxpayer Identification Number on Substitute Form W-9).
        (3) --     Form of Letter to Stockholders of the Company,  dated
November 26, 1997 from Dr. C.E. Velez, Chairman of the Board and Chief Executive Officer.
     (b)(1)    Financing and Security Agreement dated November 6, 1997 by
and between the Company    and    First    Union    Commercial
Corporation.
     (c)(1) -- Stock Purchase Agreement between and among the ESOP and Dr. C.E. Velez, Mr. B.A. Claussen and Mr. Terry J. Piddington dated November 21, 1997.
     (d)     --     Not Applicable.
     (e)     --     Not Applicable.
     (f)     --     Not Applicable.
     (g)(1) -- The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (incorporated by reference).
        (2) --     The Company's Quarterly Report on Form 10-Q  for  the
quarter ended September 30, 1997 (incorporated by reference).
        (3) --     Appraisal  of  Legg  Mason  Wood  Walker Incorporated
dated September 10, 1997.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CTA INCORPORATED


                              By:       /S/  GREGORY H. WAGNER
     November 26, 1997             Name:     Gregory H. Wagner
                                   Title:  Executive  Vice  President and
                                   Chief Financial Officer and Treasurer

                              EXHIBIT INDEX

EXHIBIT             DESCRIPTION

(a)(1) Form of Offer to Purchase dated November 26, 1997.
   (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
   (3) Form of Letter to Stockholders of the Company, dated November 26, 1997 from Dr. C.E. Velez, Chairman of the Board and Chief Executive Officer.
(b)(1) Financing and Security Agreement dated November 6, 1997 by and between the Company and First Union Commercial Corporation.
(c)(1) Stock Purchase Agreement between and among the ESOP and Dr. C.E. Velez, Mr. B.A. Claussen and Mr. Terry J. Piddington, dated November 21, 1997.
   (d) Not Applicable.
   (e) Not Applicable.
   (f) Not Applicable.
(g)(1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (incorporated by reference).
   (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (incorporated by reference).
   (3) Appraisal   of   Legg  Mason  Wood  Walker  Incorporated  dated
       September 10, 1997.